                                                    Filed by Clarent Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                    and deemed filed pursuant to
                                                              Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                            Subject Company:  ACT Networks, Inc.

                                                     Commission File No. 0-25740
--------------------------------------------------------------------------------

                       SLIDES USED BY CLARENT CORPORATION
                         IN CONNECTION WITH AN INVESTOR
                   AND STOCKHOLDER PRESENTATION, JUNE 6, 2000


SLIDE ONE
[Clarent Logo]      IP Telephony Solutions
Clarent and ACT Networks:
Complementary Product Line for Service Provider Marketplace

SLIDE TWO
Clarent/ACT Product Combination
 .  Inside Out and Outside In
 .  Telecommunication Service Provider Goals
 .  Clarent/ACT Networks Product Mix Addresses These Needs
 .  The Critical Driver

SLIDE THREE
Inside Out:  Convergence is Happening in the Core
[Graphic comprised of two computers, each connected to separate cylinders (used in this and other slides to represent databases), all of which are contained in a circle. The circle is connected to a cloud labeled "IP" (used in this and other slides to represent an Internet Protocol Network), which is connected to pictures of two computer processors, each labeled "IP Telephony Gateway." This part of the graphic is superimposed on a horizontal line with arrows at each end pointing out toward the edges of the slide. Each of the IP Telephony Gateways is connected to separate boxes labeled "Central Office Switch Class 5," each of which is connected to a telephone on one side and a box labeled "Tandem Switch Class 4" on the other. The Tandem Switch Class 4 boxes are connected to each other. This graphic is intended to illustrate Clarent's "inside out" strategy by which Clarent gateways are used to bypass Class 4 switches and the high tolls associated with the Public Switched Telephone Network by taking the traffic from the Class 5 switches and routing it through the Internet instead of through the Class 4 switches.]

SLIDE FOUR
Outside In:  Convergence is Also Happening at the Edge
[Graphic comprised of two computers connected to separate cylinders, all of which are contained in a circle labeled "Clarent Command Center." The circle is connected to a cloud labeled "IP," which is connected to two pictures of computer processors, each labeled "Clarent Call Manager." Each of the Clarent Call Managers is connected to separate boxes labeled "Broadband Access Device." Each Broadband Access Device is connected on one side to separate boxes labeled "CPE," which are connected to telephones. The two Broadband Access Device, CPE and telephone groupings are each superimposed onto arrows, extending in from the edges of the slide and pointing toward the center of the slide. Connected to each Broadband Access Device on the opposite side from the CPEs are boxes labeled "Head End & Central Office Switch Class 5," which are connected to separate boxes labeled "Tandem Switch Class 4," which are connected to each other. This graphic is intended to illustrate Clarent's "Outside In" strategy, combining CPE, Broadband Access Devices, Clarent Command Center and Clarent Call Manager to provide an end-to-end Voice Over IP solution, completely bypassing Class 4 and 5 switches.]

SLIDE FIVE
Service Providers Want to Migrate to Converged Network
Efficiency
 .  Cost savings
 .  Capitalize on growth of new dominant network (IP or Internet)
Revenue
 .  New customers, geographies
 .  New features (circuit switches don't handle)
 .  Maintain current revenue (reduce churn)

SLIDE SIX
Ideal Network: Enables Service Providers to Offer Benefits of Convergence to Their Targeted Customers
[Graphic comprised of a cloud labeled "IP Network," connected to seven pictures. Connected to the cloud from below are pictures of a computer and a mobile telephone, both labeled "Mobile User." A box is connected to the lower left of the cloud by a line labeled "Broadband Access." The box is connected to pictures of two laptop computers and to a box labeled "VoIP" (Voice over Internet Protocol), which is connected to a box labeled "PBX/Key System" that is further connected to two pictures of telephones. This part of the graphic is labeled "Large Enterprise." A box labeled "Integrated Access Device" is connected to the upper left of the cloud by a line labeled "Broadband Access." The Integrated Access Device is connected to pictures of a telephone, a fax machine and a laptop computer. This part of the graphic is labeled "Small/Medium Business." Connected to the top of the cloud is a picture of a computer processor labeled "Call Manager." Also connected to the top of the cloud is a circle labeled "Centralized Command and Control" that contains two computers, each connected to a separate cylinder. Connected to the top right of the cloud is a picture of a computer processor labeled "VoIP Gateway." The gateway is connected to a second cloud labeled "Legacy PSTN," which represents the current Public Switched Telephone Network, by a line labeled "ISDN, SS7,
 ..." The Legacy PSTN cloud is also connected to the VoIP Gateway by another line, labeled "Other

Carriers," that connects with and continues beyond the gateway. The Legacy PSTN cloud also is connected to two telephones, each with a picture of a house, labeled "Consumer/Residential," located next to it. This graphic illustrates how service providers can leverage the converged network to offer benefits to large enterprises, small/medium sized businesses and residential consumers through broadband access, wireless and the PSTN.]

SLIDE SEVEN
Clarent/ACT Product Line Merger
A comprehensive, integrated, intelligent product line enabling service providers to meet the needs of their end users.

SLIDE EIGHT
Clarent's Three Tiered Architecture
[Graphic comprised of three rows. At the far right of the bottom row is the text "Transport Layer" above the text "POTS V5.2, Tandem Trunking, ADSL, Wireless, PBX Integration, Switch Bypass, Packet-Switched Terminal, Integrated Access." To the left of the text is a box labeled "Clarent GW400" connected by a double arrow to the text "PRI, C7, CAS." Further to the left are two stacked boxes labeled "Clarent GW100" connected by a double arrow to the text "PBX." Further to the left are three stacked boxes labeled "MTA" connected by a double arrow to the text "DSL, Cable FXS." Further to the left is a box labeled "Trunking Gateway" connected by a double arrow to the text "POTS, Tandem." At the far right of the middle row is the text "Call Control Layer" above the text "Class 5 Services, Tandem Services, Answer Supervision, Call Control, Supplementary Service Execution." To the left of the text are two boxes, each labeled "STP." Each of the STP boxes is connected to the left by double arrows to a picture of a computer processor labeled "C7 Server." The C7 Server is connected to the left to four boxes labeled "Tandem Services," "Centrex," "CLASS Services" and "Call Control." Below the four boxes is the text "MGCP(H.248) -
H.323 - SIP." Another box extends across the top of the four boxes and is labeled "Clarent Call Manager/Gatekeeper." At the far right of the top row is the text "IN Layer" above the text "Subscriber Services, Service Classes, VPN, Enhanced Services, 0800-LNP, LCR, Billing, Management, Provisioning." To the left of the text are three boxes labeled "OSS," "SCP" and "VAS." The three boxes are connected to the left by a double arrow to a circle labeled "Clarent Command Center," which contains a picture of a computer. The computer is connected below by a double arrow to the box labeled Clarent Call Manager/Gatekeeper in the middle row. The Clarent Command Center circle is connected to the left by a double arrow to two cylinders labeled "Database." This graphic is intended to show Clarent's overall architecture broken into three different tiers; an Intelligent Network layer, including the Clarent Command Center for subscriber services, enhanced services, billing etc.; a call control layer, consisting of a Clarent Call Manager/Gatekeeper and a C7 server for class 5 services, tandem services, call control etc.; and a Transport layer consisting of Clarent Gateways, Trunking Gateway, MTAs for tandem trunking, ADSL, wireless, PBX integration, integrated access.]

SLIDE NINE
Enhancing the "Three Tiers"
 .  Clarent strength in IP-IN

   .  Adding video, data, and VPN provisioning to the Command Center model
   .  Centralized control over multi-protocol networks -- ATM, Frame, PPP, IP,
      MPLS
 .  Clarent Call Manager-Gatekeeper Call Control
   .  Standard MGCP and H.323 interfaces for integrated voice-data services
   .  Clarent market leadership in C7-SS7

SLIDE TEN
Enhancing the Three Tiers
 .  Greatly enhanced transport layer
   .  Clarent Carrier Gateways for network interconnect
   . ACT Networks integrated access devices for large and medium enterprise access
   . Opportunities for joint development of high-density voice Gateways and local loop access technologies for small business

SLIDE ELEVEN
Expanding the Clarent Gateway Family
[Pictures of a Clarent Gateway 100 unit, a Clarent Gateway 400 unit and a Clarent Gateway 1200 unit aligned vertically along left of slide]
 .  Clarent Gateway 1200, 400, 100 for Classic Gateway Applications
 . Industry leader with 2 billion minutes annual run rate as of mid 2000 . Integrated IVR and Calling Card capabilities
 .  Best-in-Class Compression rates of more than 12:1
 .  10/100BaseT LAN interface
 .  Industry standard vocoders and telephony interface capabilities

SLIDE TWELVE
Expanding the Clarent Gateway Family
[Pictures of an ACT Networks 9500 unit, an ACT Networks 9380 unit, an ACT Networks 9360 unit and an ACT Networks SX-10 unit aligned vertically along left of slide]
 . ACT Networks 9360, 9380, 9500 Integrated Voice-Data routing and legacy access . ACT SX-10 integrates H.323 access, router, and gateway
 .  Voice over IP, ATM, PPP, ISDN, & Frame Relay WAN
 .  Expanded Telephony interface support including FXS/FXO, BRI and PRI
 .  QoS and Flexible packet switching capabilities

SLIDE THIRTEEN
ACT Networks Integrated Access Device Family
 .  Comprehensive, cost-effective network access
   . Legacy SNA, TR, E'Net, FXO/FXS, Asynch, PBX, Terminal Server I/O . Integral IP router and protocol mediation
   .  Multiple CODECs (G.711, ACELP, G.729g/a, G.723, G.726)
   .  Standard for voice performance
 .  Mature product line

   .  Over 30,000 units shipped to date throughout the world
   .  Certified for use by most major U.S. and International carriers
   .  Extensive interoperability with most premise data and telephony equipment

SLIDE FOURTEEN
Integrating Clarent and ACT Networks Products
 .  Interoperability between ACT IADs and Clarent Gateways demonstrated via H.323 and Clarent Gatekeeper
 .  MGCP Interoperability with Clarent Call Manager underway
 .  Clarent Local Loop and Centrex features on ACT Network access devices
 .  Centralized control and provisioning through Clarent Command Center

SLIDE FIFTEEN
ClarentONE: Combined Companies' Products Will Support Cross-Segment Convergence [Graphic comprised of a cloud labeled "IP Network," connected to eight pictures. Connected to the cloud from below are pictures of a computer and a mobile telephone, both labeled "Mobile User," and a picture of an ACT gateway unit, which is connected to pictures of a telephone and a fax machine. A box is connected to the lower left of the cloud by a line labeled "Broadband Access." The box is connected to pictures of two laptop computers and to a box labeled "ACT Networks Integrated Voice-Data Access," which is connected to a box labeled "PBX/Key System" that is further connected to pictures of two telephones. This part of the graphic is labeled "Large Enterprise." A box labeled "Integrated Access Device" is connected to the upper left of the cloud by a line labeled "Broadband Access." The Integrated Access Device is connected to pictures of a telephone, a fax machine and a laptop computer. This part of the graphic is labeled "Residence or Small/Medium Business." Connected to the top of the cloud is a picture of a computer processor labeled "Clarent Call Manager." Also connected to the top of the cloud is a circle labeled "Clarent Command Center" that contains two computers, each connected to a separate cylinder. Above this part of the graphic is the label "Network Operations Center." Connected to the top right of the cloud is a picture of a Clarent gateway unit labeled "Clarent/ACT Carrier Gateways." The Clarent/ACT Carrier Gateway is connected to a second cloud, labeled "Legacy PSTN," by a line labeled "ISDN, SS7, ..." The Legacy PSTN cloud is also connected to the Clarent/ACT Carrier Gateway by another line, labeled "Other Carriers," that connects with and continues beyond the Clarent/ACT Carrier Gateway. The Legacy PSTN cloud also is connected to two telephones, each with a picture of a house, labeled "Consumer/Residential," located next to it. The Clarent Command Center circle is attached to the Legacy PSTN cloud by an arrow labeled "Billing, OSS." This graphic is intended to illustrate how the combination of Clarent's and ACT Network's product line will support cross-segment convergence for residence or small/medium business, large enterprise and consumer/residential.]

SLIDE SIXTEEN
The Critical Driver is Intelligent, Centralized Command and Control and Management Back-End
[Graphic comprised of a cloud labeled "IP Network" connected to a circle above the cloud that is labeled "Clarent Command Center." The circle contains pictures of two computers connected to two cylinders. This graphic is intended to representing a Clarent Command Center operating as a centralized, intelligent management back-end for the IP network.]

SLIDE SEVENTEEN
Intelligent IP Telephony Network Elements to Marry Inside-Out with Outside-In
 .  Call control across network elements
 .  Flexible phone number assignment
 .  Sophisticated routing
 .  Database-driven features
 .  Enterprise domain management
 .  Network interconnection

SLIDE EIGHTEEN
Summary:  Combined Value Proposition
 .  Adding integrated access over multi-protocol data networks to the Clarent
   VoIP product family
 .  Expanding Command Center footprint beyond VoIP -- to integrated ATM, IP,
   Frame
 .  Providing Clarent enhanced CLASS-CENTREX features to ACT IAD products
 .  Future development of centrally provisioned VPNs, Local Access, High Density
   Tandem

SLIDE NINETEEN
Summary:  Combined Value Proposition (cont'd)
 .  Integrates IP-based voice services over any network architecture
 .  Offers end to end network management features provisioned through centralized command and control
 .  Provides extensive scaleability
 .  Facilitates development of network hosted enhanced services
 .  Simplifies network integration/consolidation

SLIDE TWENTY
Summary:  The World Will Turn Inside-Out and Outside-In
 . Huge market in core network convergence, inside-out and outside-in . Inside-out: best near term market
 .  Outside-in: opportunity in both developed and developing countries

SLIDE TWENTY ONE
Summary (cont'd):
 .  These networks are related and need centralized back end to intelligently connect them
 .  Network intelligence and service provider network interconnection are foundation for success
 . The combined companies' products will provide complete core elements for cross-network convergence

SLIDE TWENTY TWO
[Clarent Logo]
Thank You.
                                     # # #

Additional Information and Where to Find It
-------------------------------------------

     Clarent filed a Registration Statement on SEC Form S-4 in connection with the merger on May 31, 2000, and Clarent and ACT Networks expect to mail a Proxy Statement/Prospectus to stockholders of ACT Networks containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Clarent, ACT Networks, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Clarent by mail to Clarent Corporation, 700 Chesapeake Drive, Redwood City, California, 94063, Attention: Investor Relations, telephone: (650) 817-3999.

     In addition to the Registration Statement and the Proxy Statement/Prospectus, Clarent and ACT Networks file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Clarent or ACT Networks at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Clarent's and ACT Networks' filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.


Solicitation of Proxies; Interests of Certain Persons in the Merger.
--------------------------------------------------------------------

     ACT Networks will be, and certain other persons named below may be, soliciting proxies from ACT Networks stockholders in favor of the adoption of the merger agreement. The directors and executive officers of ACT Networks and the directors and executive officers of

Clarent may be deemed to be participants in ACT Networks' solicitation of proxies.

The following are the directors and executive officers of ACT Networks:

Name                                                                              Position
--------------------------------------------------------  --------------------------------------------------------
Andre de Fusco                                            President, Chief Executive Officer, and Director
William W. Ambrose                                        Director
Archibald J. McGill                                       Director
Frederick W. Gluck                                        Director
Robert Musslewhite                                        Director
Dave Weisman                                              Vice President, Marketing
Alain Gravel                                              Vice President, Engineering
Robert J. Faulk                                           Chief Financial Officer and Vice President, Finance
Eric Grubel                                               Vice President, Worldwide Sales
Ramin Sadr                                                Chief Technology Officer


The following are the directors and executive officers of Clarent:

Name                                                                              Position
--------------------------------------------------------  --------------------------------------------------------
Jerry Shaw-Yau Chang                                      Chief Executive Officer, President and Director
Michael F. Vargo                                          Senior Vice President, Chief Technology Officer and
                                                          Director
William R. Pape                                           Director
Wen Chang Ko                                              Director
Syaru Shirley Lin                                         Director
Richard J. Heaps                                          Chief Operating Officer, Chief Financial Officer,
                                                          General Counsel and Secretary
Mark E. McIlvane                                          Senior Vice President, Worldwide Sales
Heidi H. Bersin                                           Senior Vice President, Corporate Marketing and
                                                          Communications
Mong Hong (Mahan) Wu                                      Senior Vice President and General Manager, Asia
                                                          Pacific
Peter K. Bohacek                                          Senior Vice President, Business Development and Product
                                                          Marketing

  The directors and executive officers of ACT Networks have interests in the merger, some of which may differ from, or may be in addition to, those of ACT Networks' stockholders generally. Those interests include:

 . in connection with the merger, Andre de Fusco, Alain Gravel, and certain key engineers have entered or will enter into employment and noncompetition agreements with Clarent;

 . certain of the directors and executive officers of ACT Networks may own options to purchase shares of ACT Networks common stock which will become vested and exercisable in connection with the merger;

 . certain of the directors and executive officers of ACT Networks are covered by severance plans that are triggered in connection with the merger; and

 . Clarent has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of ACT Networks following the merger.